Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

The following is a transcript of the investor conference call held on July 12, 2010 in connection with the merger of Hewitt with Aon.

Operator

Good morning, and thank you for holding. Welcome to the Aon Hewitt conference call. At this time all parties will be in a listen-only mode until the question-and-answer portion of today’s call. Today’s conference is being recorded. If anyone has any objections, you may disconnect your line at this time.

I would now like to turn the conference call and presentation over to your host for today’s call Mr. Scott Malchow. Thank you sir, you may begin.

Good morning. This is Scott Malchow, Head of Investor relations at Aon Corporation. I am joined here today with Greg Case, Aon’s Chief Executive Officer; Russ Fradin, Hewitt’s Chairman and Chief Executive Officer; and Christa Davies, Aon’s Chief Financial Officer. Please refer to either Aon’s or Hewitt’s website for the press release announcing the merger and the slide presentation that will accompany this call. Today’s call is also being recorded and will be a available for replay via telephone for the next 30 days. The replay will be available shortly after completion of the live call and can be accessed via Aon’s or Hewitt’s website.

As noted on slide two of today’s presentation, this conference call and the accompanying presentation contains certain statements related to future results or states our intentions, beliefs, and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Such statements are based upon the current beliefs and expectations of management at Aon and Hewitt and are subject to significant risks and uncertainties.

We have described the factors that could cause actual results to differ from those set forth in the forward-looking statements in the presentation accompanying this call which is available on both Aon’s and Hewitt’s website and which you should review. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Aon or Hewitt undertakes an obligation to update any of the forward-looking information included in this document whether as a result of new information, future events, changed expectations or otherwise.

Now turning to slide three of the presentation, in connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC including the filing by Aon of a registration statement on Form S-4 and Aon and Hewitt intend to mail its joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon.

Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement prospectus regarding its proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.

Aon and Hewitt and their respective directors and executive officers may be deemed under the rules of the Securities and Exchange Commission to be participants in the solicitation of proxies from the stockholders at Aon. A list of names of those directors and executive officers and descriptions of their interest in Aon and Hewitt will be contained in the joint proxy statement prospectus which we filed with the Securities and Exchange Commission. Stockholders may obtain additional information about the interest of the directors and executive officers and the proposed transaction by reading the joint proxy statement prospectus when it becomes available.

Now it is my pleasure to turn the call over to Greg.

Thank you, Scott, and good morning, everyone. It is my pleasure to be here this morning with our shareholders, our clients and our associates around the globe. I am also very excited to be here with Russ and I am thrilled to announce that he’s agreed to join Aon as Chairman and Chief Executive Officer of Aon Hewitt.

To begin I would like to provide an overview of why the team believes the merger is such an extraordinary opportunity for overall Aon, just quite exceptional. Then this [thought] will be followed a brief set of highlights of the transaction. Next Russ is going to provide an overview of why the strategic rationale is so strong, he will highlight the combined strengths of the product portfolio, the substantial opportunities that exist for cross sel and the increased client (inaudible) capabilities for associates all around the world.

Then Christa is going to walk through why the economics of the transaction are so compelling and then we’ll open it up to all of you for questions.

I’m going to start you off just referring to page four. If you take a look at page four what you see first of all is that Aon Hewitt as it comes together absolutely strengthens the leadership position for Aon overall. When you step back and think about what we have talked about on these calls many times before, it has always been around how Aon becomes, how Aon is focused on being the preeminent professional services firm in the world focused on risk and people. Upon the completion of the merger, Aon will be a global leader in risk and human capital solutions.

If you think about it from a risk standpoint, number one in primary insurance brokerage, number one in reinsurance, number one in captive management, a leader in Affinity Programs, absolute preeminent position in the world on the topic of risk. And as we talked before, the opportunities here are extraordinary. They remain extraordinary and we are working actively everyday to capture those and we are quite excited about those.

And now you look at the right side of the page and you add to that now the number one position in the world on human capital solution. Number one in benefits admin, number one in HR business process outsourcing, a leader in HR consulting be it employee benefits, retirement, investment consulting, compensation across the board. When you think about the implications of Aon Hewitt in the context of overall Aon, it is just extraordinary.

You have Aon at the top overall. You’ve got Aon risk solutions, Aon Benfield and now Aon Hewitt. From our standpoint you could not have picked a better partner to continue the journey as we build this preeminent professional services firm focused on risk and people.

Turn to page five. I just want to highlight the particulars of the transaction before turning it over to Ross. What we’ve got is Hewitt will merge with Aon for a share price of $50 per share. It will be consisting about half—it will be half cash and half stock based on the closing price of Aon on Friday. The consideration reflects a multiple of 7.5 times Hewitt’s 2010 consensus EBITDA. As I said before, the results of Aon Hewitt is a global leader in human capital solutions.

The combined Aon Hewitt revenues will be $4.3 billion. We expect to deliver over the course of the next few years a significant annual savings and synergies of $355 million a year. But I want to stress—I want to stress Aon Hewitt just like Aon Benfield and Aon risk solutions is all about opportunity. It’s about growth and how we build the firm. Of course there are going to be some redundancies as part of this but the focal point, our energies are really going to be around how we build this and grow this and we are quite excited about that.

We expect the transaction to be accretive on a GAAP EPS basis in 2012, and on and adjusted EPS basis in 2011 and significantly—significantly accretive to cash earnings in 2011. As you will see, this generates exceptionally strong cash flow and not only is the level of cash flow increased substantially, the flexibility where that cash flow comes from makes it even more attractive. So overall, just an exceptionally strong cash position.

And then of course in everything we have done as we have spent time on these calls before, it has got to come back and make sense and be very compelling for our shareholders. We expect to create $1.5 billion of shareholder value coming out of this transaction in addition to strengthening the franchise that I talked about before.

So in short, as Aon and Hewitt come together, what we have is a combination that really represents exceptionally strong strategic rationale, strengthens our overall position across risk and people, puts us as a leader in human capital solutions, great cross sell opportunities that are proven, they are clear inside the current Aon portfolio and now with Hewitt added, becomes substantially stronger and greater with a better ability, a stronger ability to work with and help our teams on an individual client basis. So exceptionally strong.

Underpinned by economic rationale that Christa is going to describe which is very, very compelling starting with the value creation of a $1.5 billion. In short, as you can tell, we are quite, quite excited about the opportunity, quite excited about the opportunity to partner with Hewitt. And I must say, I am personally quite excited about the opportunity to work with Russ Fradin and his role.

And I would like to turn the call over to him to talk about some of the strategic rationale underpinning.

Thanks, Greg. I can tell you that I am both honored and thrilled to be here today on behalf of all of the Hewitt Associates and upon the closing of the transaction, the new Aon Hewitt combined entity which as Greg said will be the absolute leader in the human capital industry. And so we are pleased to be joining Aon, which is truly the leader in its categories of risk management.

And we share the commitment and probably the overriding thought that client service is what drives everything we do. And we have seen it and the time we spent together with the Aon people that they are as committed to superb client service as everyone is at Hewitt and that will bring more of the service and more of the thought leadership to a large number of clients around the globe.

We believe that this combination creates a strong and compelling set of human capital and investment consulting solutions across the entire industry. And as I said, it really will be the global leader.

Long term, it significantly also enhances the value proposition for all of our associates and the combined associates of Aon Hewitt. And as we know and as we’ve always said creating a rewarding work experience for all of our associates is what produces that superb client service. It gives them broader career development, more advancement opportunities and the new entity will be able to leverage the Hewitt brand, and I can’t emphasize that enough, that as Greg and I had these discussions, the idea of being able to leverage the Hewitt brand, which is so well-known across large global clients and Aon which obviously has a strong position amongst the midmarket clients and is growing its presence in the larger clients is going to be a unique opportunity. And obviously we expect to deliver strong financial returns as Greg has outlined.

So it is not that often in life where you get a trifecta. This is a real win for our clients, a real win for our associates and a real win for the shareholders.

As I move to slide seven, let me just touch on the product portfolio. This creates as I said the industry leader and you can see here from the slide that just slightly under half the revenue of the combined entity, 49% to be exact, is going to be the combined consulting operation. And we really believe that with the great global footprint that Aon has and with our growing global footprint that again, we can be a leader in that.

Combining our benefits outsourcing assets produces an even stronger competitor in this part of the market and we don’t expect anything in this combination to affect our commitment to the business process outsourcing space and the fact that we are the leader there and will continue to grow that presence around the world. And in fact, we are continuing to sign the commitments that we committed to as we began our financial year and we don’t expect that to change in any way, shape or form.

In terms of thinking about the business mix, it is also important to remember the highly recurring nature of the revenue stream that this business produces. Even in consulting we have been able to maintain and grow the actuarial practice, the investment management practice, the health management practice and the only thing that has really been impacted at all by the recession has been the discretionary areas of talent and organization consulting. And even there as you saw in our last quarter, that is beginning to bounce back. So we think that even in consulting you get the recurring revenue and obviously in the long-term contracts and both benefits outsourcing and business process outsourcing, you get that.

So as I flip over to slide eight, the thing that I like about slide eight is it really crystallizes in very simple form the fact that we will be able to bring real leverage to our clients and across the entire service line. And if you look at the slide, all that it is saying is obviously our large and extensive client base with global clients marries well with the Aon client base which is a bit more midmarket focused.

If you look at the product line, it gives us more products to cross sell. Likewise, it will give the Aon folks more products to cross sell and so we are excited and in many of the areas around the globe and even here in the US, we had already been looking at opportunities in brokerage and risk management and this now obviously very much advances that agenda around the world and it allows us to take advantage of some of the trends we expect to create the wind at our back in the US.

In fact, before this transaction, the Hewitt shareholders will remember we had already made an acquisition to be able to offer healthcare brokerage services in the US to take advantage of Health Care Reform. So we are very excited about the cross-sell opportunities [and] we wouldn’t be doing this deal and Aon wouldn’t be doing this deal if we didn’t see the growth in the future and that is really what it’s predicated upon.

Finally, if you flip over to page nine, it really is almost a side-by-side comparison of what each of us brings to the party. And so as you flip through the brand, the strength we have in benefits outsourcing, the leadership position in BPO, the position we both occupy in health and benefits, the retirement marketplace, and I would add the investment consulting portion of that, which is very important to our future, the talent and the human capital aspects and the great position that Aon has in some of the specialty compensation areas including Radford & McLagan, that we are really excited and obviously that we think it’s a terrific combination or we wouldn’t be sitting here today.

So I hope I’ve been able to convey a sense of the excitement at Hewitt based on this. We are really just delighted to be partnering with Aon. And with that, I will turn the call back to my new partner,

Russ, thanks very much and I hope you can tell in listening to Russ, I think he painted a picture exceptionally well as to how Aon Hewitt is coming together. And in fact, you can also see how Aon Hewitt impacts global Aon. As we think about what we are trying to accomplish, it really is an exciting story. Again, number one in risk services, number one in reinsurance, number one in—now with Aon Hewitt, exceptionally strong.

I do want to also emphasize that what Russ was describing has really come together over a reasonably long period of time with the teams working together extensively thinking about the opportunities and really kind of area by area segment by segment thinking about where the opportunities were. Also with the very active involvement of both Boards of Directors in the middle of this discussion quite extensively for some period of time. So for us, this has really been a tour de force and the more we kept pushing this, the more we kept seeing opportunity after opportunity not only for Aon Hewitt for Aon overall.

And I think Ross and his Board and his colleagues began to see the exact same thing in the context of Hewitt. So that is why we are so excited about the announcement today and so excited about working together.

In addition, however, as is clearly tradition on the Aon calls, we also went to talk about very importantly not just the strategic rationale which as Russ has described is quite compelling, but the economic underpinnings of that. We want to make absolutely certain that our shareholders understand the level of conviction we have and the opportunity for them, how that is going to play out. We want to make sure they are comfortable and understand how much time and energy and effort have gone into that view, very, very specifically.

And Christa is going to give you a quick overview on the economics and why we are equally excited about those. Christa?

Thank you, Greg. If you turn to slide 10, you can see that we expect to deliver $355 million of synergies by calendar year 2013. These savings represent about 10% of the combined Aon Hewitt’s finance year 2009 operating expense base. And the EPS accretion you will see shortly is driven primarily by cost reductions. Therefore we believe there is very little execution risk associated with this.

You can see that the $355 million of synergies will be phased in, 66% in 2011, 92% in 2012 and 100% by calendar year 2013. The expense reduction will be coming in a range of areas, reduction in back-office eras and public Company costs, overlap in management and front-office areas, and leverage of technology and offshore capabilities.

It is a playbook for delivering these savings that will be very similar to the successful integration of Benfield which was arguably more complex where we delivered savings ahead of the original integration schedule and costs were below initial projections. We have a high degree of confidence in our synergies and the overall restructuring program.

If you turn to slide 11, you can see that we have now established a long-term operating margin target for Aon Hewitt of 20% with the primary drivers of this being the synergies, greater economics of scale, and improvement in the HR BPO which Russ talked about.

We will continue the positive trend that both firms have demonstrated over the last three years which you can see on slide 11 of driving operating margin expansion which has been very impressive in a very difficult market environment.

Moving to slide 12, you can see that the transaction delivers increased shareholder returns. The GAAP EPS number will be accretive in 2012 and on an adjusted EPS excluding restructuring charges, the transaction will be significantly accretive in 2011 and substantially accretive in 2012 onward. We do expect the transaction to be significantly, significantly accretive to cash earnings in 2011.

And as we have continued to report to shareholders, we analyze each use of capital on a return on invested capital basis and this transaction is significantly in excess of share buyback, 100 basis points in excess of share buyback. So we believe that it is the best return on capital for shareholders.

Moving to slide 13, you can see that in addition to the synergies and strong—our return on capital characteristics, we expect that this will generate significant cash flow generation to the Company. Aon and Hewitt generated $2.2 billion of total EBITDA in financial year 2009 and we believe this EBITDA will expand substantially over the coming years driven by synergies and the enhanced scale inherent in the businesses.

I will note and reinforce what Russ said which is there is a high mix of recurring revenue in this business and very complementary product portfolios which drives much greater cash flow stability and growth in future years.

Moving to slide 14. We expect that this transaction will generate $1.5 billion of shareholder value primarily driven by the $355 million of synergies and these synergies will enable the transaction to generate substantial value for shareholders in a very short period of time. The transaction also utilizes leverage of Hewitt’s underleveraged balance sheet which allows us to drive strong cash flow generation while maintaining our current investment grade rating of BBB+ BAA2.

Moving to slide 15, you can see that the transaction will be financed with 50% cash and 50% stock in order to maintain our current investment grade rating of BBB+/Baa2.

The credit benefits to the transaction include an increased revenue base, increased diversity of revenue base and increased EBITDA and EBITDA margins over the long term. Financing commitments for 100% of the cash consideration are in place via a $1.5 billion bridge facility and a $1 billion bank term loan. All of the financing is expected to be completed in the US including a $1 billion three-year term loan maturing 10% year one, 10% year two, and 80% year three with pricing at LIBOR plus 250 basis points. And we have a $1.5 billion bridge facility in place and we expect to issue unsecured notes prior to drawing down the bridge facility.

Finally in terms of the transaction terms, Hewitt will merge with Aon for $50 per share consisting on a fully diluted basis at 50% cash, 50% stock based on the closing price of Aon’s stock on July 9, 2010. The aggregate fully diluted equity value of the transaction is $4.9 billion consisting of $2.45 billion of cash and the issuance of 64 million shares. The consideration reflects a a multiple of 7.5 times Hewitt’s 2010 consensus estimates EBITDA.

In terms of the timing, we expect the transaction to close by mid-November. There are three major milestones to completion, preparing and filing joint proxy statement and prospectus, receiving regulatory approvals and receiving stockholder approvals.

I will now hand back to

Thank you, Christa. I just wanted to make one more observation before we turn it back to you and open it up for questions and that is just when you take a step back I hope you—if you reflect, this is just a tremendous day, a tremendous day for Aon and for Hewitt. And it is clearly in terms of the combination of Aon and Hewitt very, very compelling.

But I also want to emphasize for our shareholders who have participated in many of these calls before the opportunity for Aon overall is extraordinary. If you think about the opportunities we’ve got in the brokerage segment whether it is on the risk side or the reinsurance side, they are tremendous. They remain tremendous and are building.

Risk under the leadership of Steve McGill, who has just done an exceptional and the opportunists we talked about just continue to expand.

We are capturing more and more of those and more excited than ever before about what we are doing on the risk front. And then on the reinsurance front with Mike Bunker and Dominic Christian and the team, Grahame Chilton, Mike O’Halleran, and the whole team in reinsurance is doing an exceptional job on the Aon Benfield front.

And what you really have is the risk platform as strong as it has ever been before with more opportunity than it has ever been—ever had before. And now you combine that platform, that platform on risk with another platform that adds also significant upside potential around Aon Hewitt. And what you really have today is two platforms not one, two platforms with significant potential and opportunity as we come together globally to be the preeminent firm in the world focused on risk and people.

And that is to say nothing about the potential now of greater interaction between the two, the synergies that Russ described, two discrete platforms each of which can generate substantial value with real upside around the synergy potential across the two.

So for Aon, for Aon just an exceptionally exciting day in terms of the next step as we continue on the journey to build global Aon and be the preeminent firm in the world on the topics of risk and people.

With that, Russ and Christa and I would love to answer any and all of your questions.

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions) Brian Meredith.

UBS. Good morning, everybody. A couple of questions here for you. First one, Greg and Christa, on the 100 basis points in excess of share buyback, what are you assuming as far as the commercial lines pricing environment and that assumption that it kind of stays status quo where it is today?

Yes, great question, Brian. We are assuming that insurance pricing remains negative single digit exactly where it is today for the foreseeable future.

Okay, great. And then the second question just want to understand the financing here a little bit better. On the $1.5 billion bridge facility, I guess the question there is, how do you protect yourself against refinancing risk with that bridge facility here going forward and the event we go into a double dip or something happens?

Yes, so we have engaged with both Morgan Stanley and Credit Suisse on detailed financing arrangements, Brian, and obviously one of the ways in which we have mitigated that risk is by taking out the term loan of $1 billion. And we believe we have a very strong ability to get that note program in place well before the bridge is—before the transaction is completed.

Okay. But then you still have the—so the total cash consideration though is the $1 billion bank term loan and then $1.5 billion bridge. So you will still have the bridge, right?

Absolutely.

Okay. And then the bridge terms, is it a 12-month bridge financing, six months—what is it?

Yes, 12 months.

12 months. Okay. And so is it extendable or anything?

We do not expect to draw on the bridge, Brian. We will expect to have the notes in place—

By then, okay.

(multiple speakers) transaction closing.

Got you, all right. Thank you.

Operator

[Dan Ferrell].

Hi, good morning, it’s Sterne, Agee. Can you talk a little bit more about your view on cash accretion? I know you said you thought it would be significantly accretive. Do you have any preliminary numbers on what you think the amortizable intangibles and the amortization pro forma would be for the combination?

Yes, Dan, we absolutely believe the transaction will be significantly, significantly cash accretive in 2011. And as I said, we said the combination of Aon plus Hewitt generated $2.2 billion of EBITDA in financial year 2009 and we believe that will grow substantially.

In terms of intangibles, the intangibles will be $259 million a year roughly in 2011 onward. And if you look at the purchase price, this $4 billion excess, $2 billion goes to goodwill, $1.9 billion goes to intangibles.

Okay and that is—and the annualized amortization would be how much then?

259.

Okay. Okay, thank you. And then can you talk a little bit about your ultimate goals and the margin targets. Is that primarily on expense driven—just how you are getting to sort of 20% for overall for this business?

Yes, it is absolutely related to the synergies in the deal. So we believe we can get to that 20% margin target simply through the synergies from this deal. But as Russ described, really the greatest upside of bringing Aon and Hewitt together is the revenue synergies related to the potential of driving the Hewitt brand and assets through our consulting and risk distribution channels and vice versa.

Dan, it’s Greg. As you think about the logic of this, again governing thought overall, this is all about growth and building our firm for the future. We are very excited about how this comes together and how we can do that. And then you think about the synergies in two pieces. One, really are the cost synergies as Christa has described. That is all that you see in the deck. So 355 is all around basically for the most part all around cost. That is what drives the 20%.

What Russ described, the upside the real excitement is really beyond all of that and that is how the businesses come together. So we want you to think about first of all, governing thought one, this is about growth and building our firm. And then in terms of synergies, two parts. One is more expense, one is more growth and upside and all you see in the deck is the first part of the synergies.

Okay. And just one other quick question. Can you talk a little bit about how cross-selling has worked historically between the outsourcing consulting business and the risk management business?

Yes, this is one of the pieces and I will just comment and ask Russ to comment as well. This is where you are back to kind of—again remember even if it didn’t occur, the economics you see in the deck show up and that is exactly what it comes out in terms of the overall effort. But the real excitement here, if you think about our consulting business at Aon right now, a full 15% give or take of our new business every year comes from ARS, comes from our risk business directly.

And when you think about it—that is proven, we know that works, we know exactly where and how that works. And now we are going to bring to bear across our entire risk business, all of the capability we’ve currently got, which is formidable, but now we also add the Hewitt brand, the pristine Hewitt brand known globally around the world, we add the Hewitt capability, we add the Hewitt content. And we are able to actually deliver even more to our clients on a per client team basis than ever before in this combination.

So this is why we love the idea of the fact that this cross-sell opportunities is proven. The question is, can we scale it? Can we scale it? And what Hewitt does it gives us the opportunity to really credibly scale. And I will give you one example.

In private equity, we serve many—many private equity firms in the world today on risk. If you look at the top 35 equity firms, we maybe have three or four that we serve with benefits and things around consulting and human capital. And the opportunity if you think about it in the private equity world is substantially on people, maybe as substantial on people as it is on risk. And yet we have very, very small penetration but we know there is a compelling value proposition. We can’t wait to take Aon Hewitt into the context of our private equity clients.

You know, if we can increase two or three or four given they are already clients and already they are on risk, we think that can be very compelling. And there are many, many others we’ve talk about. I want to emphasize again as I mentioned, there has just been a tremendous amount of work that has got into bringing us to where we are today.

We work with the joint teams, we spend a lot of time in workshops together thinking about where there would really be opportunity and how it would come through. And we have identified a number of specific areas where again this is all about how we scale this, not proving whether it works [at all].

But, Russ, would love your thoughts on this as

Well, from a Hewitt perspective, it is pretty simple. I mean I think everyone knows we have operated as one firm around the globe and we are pretty well known for that. If you look at our largest clients, the business process outsourcing clients, they are virtually all benefit outsourcing clients and consulting clients.

you look at the benefit administration and outsourcing clients, they are virtually all consulting clients.

And so I think Hewitt people are pretty well attuned that they are looking at the broad range of things that they can offer to their clients. And what I was mentioning in my remarks is in terms of the future and if you think of this over five or 10 years as opposed to one or two years, we will were already looking out in a long-term strategy sense to the risk arenas. And it is very clear that there is more that’s going to go on in the brokerage world, it’s obviously going to impact healthcare, already is impacting healthcare in the US, we were already moving in that direction.

If you look at some of the key emerging markets that we were looking to enter, we are obviously looking at brokerage opportunities because that is the way business is done in our marketplace in places like Brazil and China and India and some of the key emerging markets.

So I think that it really is about the very long term and how we build the firm. You know, we are going have to have the crosstraining. We are going to have to have the right incentives in place. That will take a little bit of time. It is not going to happen with a snap of a finger. But it is about building the future, and that is why we are so pleased.

Great, that is helpful. Thank you very much.

Operator

Meyer Shields.

Thanks, it’s Stifel Nicolaus. Good morning, all. Christa, let me start with one question for you. If the $355 million of expense synergies is enough to get to 20% margin, does that mean you are expecting a 20% margin by 2013?

Yes, we have not given a timeframe on that 20% margin. It is a long-term target, Meyer, very similar to the way we set our brokerage margin target. So we have not given a timeframe around it.

Right. No, I understand that you haven’t. I’m just wondering what I would be missing in terms of that expectation.

Yes. Look, I guess what I would say, Meyer, is we do believe that we have a process in place to get there. I think there are a number of components again. There are synergies is one, the improvements in the HR BPO business, which Russ and [Tain] have been terrific at driving. So we absolutely see line of sight to a margin target, we have not given a timeframe around that.

Okay, I understand. And I guess [get] a little commentary, we have been—in talking to our consulting segment analyst and hearing a lot of pressure from ACS in terms of pricing from benefits outsourcing. And I was hoping that maybe Russ could explain

We were breaking up a little bit, Meyer. One more time on that?

Sure—

Pressure on benefits outsourcing.

Yes. Price pressure.

Okay. I think that from our perspective just to build on what Christa was saying, I think when I started, which was sort of the fall of 2006, I think Hewitt was reporting margins of 7% or 7.4%. I think in the last few quarters, we have been reporting margins in the mid-teens something around the 15% or 16%. So the targets that we are putting out there I think we have shown a proven track record that we can continue to get to those margin gains over time.

To your question in terms of what is going on in benefit outsourcing, there were a very large number of transaction that occurred in the midst of the great recession. And so Citibank got sold to ING; EDF got sold to HP; and EDS had a benefits outsourcing subsidiary that was part of it. ACS then got sold to Xerox. HP then spun off its benefits outsourcing subsidiary now to the combined ACS Xerox. So it has been an interesting time.

And during that time of tumults, there is a fair amount of stuff that we’ve seen out there that I have talked about on the conference calls. It really does appear now that—my words that the large transactions are all done that I would expect over time a return to the business as normal environment.

I would also point out as you’ve probably seen if you are looking over our results, that even during that time of tumult, we continued to show a level of growth and a level of margins in the mid-20s that we are quite proud of. So we have also shown that even if there is pressure that we can withstand that pressure. And you can probably see, and one of the things I think that Aon is looking forward to is we have been by far the most successful at building the outsourcing capability in India.

We are now adding a reasonably substantial capability and pull in to be able to cover the Western European side of the world. And so whether there is pressure or not, I don’t want to predict the future but what I can tell you is we have shown a great capability to deal with that pressure. But now that all of the tumult and the to-ing and fro-ing appears to be over, I would expect my words a more normal environment.

Meyer Shields

Okay. And I guess one technical question. If—right now it looks like Aon is going to trade down today. But assuming that that sort of things happens, the [0.6362] of an share Aon share, is that fixed or would that ratio have to rise—?

It is fixed, Meyer.

Okay.

It is a fixed ratio.

All right, perfect, thank you.

Operator

Jay Gelb.

Thank you, Jay Gelb from Barclays Capital. I wanted to circle back on the assumption that the deal would be accretive to adjusted EPS in 2011. Christa, is there any way to break down what that would mean from a revenue and margin perspective to get there?

Jay, I think the main thing that is driving that is simply the synergies. And you can see the synergies per year on slide—I’m just bringing it up—slide 10 of the deck. And so that is the main thing driving the adjusted number.

And then the only difference between the adjusted and the GAAP number is the restructuring numbers. And you can see those $168 million in 2011 and $81 million in 2012.

Won’t the expense savings on page 10—it looks like $229 million, $242 million basically be offset by the increase in tangibles? So I’m just not—maybe I am missing something. How [else] is there to get there?

Right. So, Jay, maybe we should take this off-line. But there are a number of adjustments you need to make to your model. So we can probably take you through them one by one and sort of describe how we get to an adjusted number that is positive in 2011. Is that helpful?

Sure, that [might] do it. And then for Greg, maybe you can talk a little bit about how the deal came about. I pulled up Russ’s bio real quick and saw he is a McKinsey alum as well. So if you could talk a little bit about how the deal came to Aon. Was it just negotiations between the two companies or was the Hewitt business shopped? Any insight would be helpful. Thank you.

Yes, I would be happy to talk about that, Jay. And then again you and Christa should feel free to circle back. We’ve got actually a detailed layout of exactly how you could reconcile on the GAAP accretion number so you will have that exactly.

On the history here, this has actually been a fair amount of development over time. And I want to stress Hewitt was doing—is doing exceptionally well, continues to do exceptionally well. This is not something that was shopped in any way, shape or form at all. This is something we have been thinking about for quite some time. And as you can imagine, Jay, if you think about our strategy around being the preeminent firm in the world on risk and people, we have made tremendous progress across all three. And I really want to emphasize that our consulting colleagues have done a great, great job.

But if you think about throwaways and the ability to really affect the global economy, what we have got in risk is truly second to none, in retail and in reinsurance, second to none. And what our teams there have done and what they have in process personally I am just incredibly excited about. It really is value that is clear and therefore us to capture and I think were in very good place to do that and that will be terrific for our shareholders.

We did not have—we did not have a platform on the consulting front that could actually create as much impact in the fullness of time. It could do exceptionally well and it had done exceptionally well but it wasn’t exactly in that place.

By the way, we had wonderful strategies going forward. Had we not done this—had we not done this merging, it would have worked out great and we will do incredibly well in the context of that. But we really weren’t exactly where we thought we might be able to be, which is really why we started to think about who would be the best partner in this space.

And we’ve been thinking about that over the course of the last—say quite some time. We are talking about many, many months here over the last year. And we thought as we went through it that really there was really only one partner out there that had the right brand, that had the right client service and ethic, that really had the right global stance that really, really made sense for Aon that would really fit in and really be part of the overall Aon strategy to help drive client value.

I mean the values here as you listen to Russ articulate them or just go and read them on the website, talk to Hewitt associates and very, very consistent with what we are trying to do. And so we actually began the process and it really has been, I would say, Russ, been very much a methodical process just the two of us working over a period of months.

When we initially got together, I would say this was not something that Russ was looking for. I think Russ will say that. I will underscore that. This is something that he started really getting into—by the way, they had thought about brokerage too so this wasn’t a foreign concept to them. In fact, they saw real potential but again they like us instead of great strategies in place to build value for their shareholders and for their associates and for their clients, and we had the same thing and consulting.

But when we started to talk to Russ about it and we absolutely reached out to him and in his team, they started to see real possibilities. And I think that evolved over a period of a month or two. And then we decided after having involved our Boards quite extensively that we still weren’t ready. We really wanted to make sure it worked at a granular level that really—we could see the client segments, we could see how it helped associates, we could see how it helped our shareholders.

And we engaged in a series of leadership workshops, obviously very, very—very, very small but the senior, senior level executives across both firms. And we literally sat, Jay, for a number of days just literally going through different opportunities and we did that over a period of weeks. And we did kind of a one or two sessions a week for a period of weeks and really , really got granular about exactly how this was going to work.

Now I must tell you, and Russ can comment too, we got more—we understood Hewitt, the more it confirmed our going in hypothesis, the more we got excited about the combination and what it could mean for global Aon. And it was really at the time after spending extensive time together and really understanding where and how we could actually build our business together that we really fully engaged the Board process. We obviously had—both Boards had been involved from the beginning but really started to ramp that up over the last few weeks.

And it led to a unanimous decision on both Boards’ front to move forward and it really has been an extensive, exhaustive process. By the way, not one that we would have been—sound very attractive had it been—had it been shopped. And I don’t think Russ would have as well. But this was very much about us reaching out and us coming to a conclusion together with Russ’s leadership, his input, his guidance and that of his team. But this was really a great opportunity.

But, Russ, ask you to comment on that as

I think from our perspective it is interesting because Hewitt was never for sale. And from our standpoint, we were building a very strong stand-alone strategy. In fact, it would probably be no great secret given the size of this industry that we had considered the thought of trying to pry Aon Consulting out of Aon because we saw the merits of the combination.

So when we began the more detailed conversations, it was awful hard to argue that there wasn’t a compelling strategic reason to do this. Because frankly it is one of the things that had been on our radar screen. I think that as Greg characterized that our Board went through an incredibly, incredibly thorough and thoughtful process because I do think that this was not necessarily the track we were headed down. And so we went through a very thoughtful process of looking at our stand-alone strategy and what that would look like. And from every angle we examined it, it turned out that combining the assets with Aon Consulting was going to yield a better result for shareholders.

And in fact, the idea that it was our ability also to get—and frankly a substantial part of the equity and 20% of Aon going forward—was one of the things that made the deal compelling from our side. That that allowed us to participate in the upside and allows our shareholders to participate in the upside.

But as Greg said, we really were not for sale. Something that I think we really thought about at a very deep level, the management, the Board all went through an incredibly thorough and thoughtful process. I think the workshops were very helpful in thinking through all of the things that you are seeing here today in terms of could we get a better result for our clients? Could we get a better result for all of our associates and could we get a better result for shareholders?

And that is why I said, I mean we really were able to answer in the affirmative to all three constituencies that we really could produce a great result and that is why I said at the outset that I really am thrilled that I’ve been asked to stay on and to lead this because I think it will be a great outcome.

Thanks. And I just wanted (multiple speakers)—yes it was. I just wanted to ask one more time if there is anything else we can add from a financial perspective on the 2011 accretion, just after I asked the question, I’ve gotten [pinged] from a number of investors. So is anything else to add now while I’ve got you on the line?

So, Jay, the way you get the number to be adjusted and it’s obviously slightly accretive in 2011 is you see the savings numbers on page 10 of the deck, you offset with the intangible amortization and obviously there is business improvement above the consensus estimates that get you to an adjusted positive number.

Okay. What is a business improvement?

It is improving the business you know both revenue growth above consensus, margin expansion above consensus.

Okay. I will follow with you on that.

Thanks.

Operator

Paul Newsome.

Good morning. Focusing perhaps a little bit more on the 20% goal. The achievement of that—and I apologize I got myself a little confused—it requires more than just cost cuts. Is that correct?

That is correct.

(multiple speakers) you use both above and beyond what we would ordinarily expect from the two companies individually?

Yes, and, Paul, the 20% is a long-term margin target for the consulting segment in the same way we have a 25% long-term margin target for our brokerage segment. It is dependent upon expense cuts and obviously the improvement in the BPO business that Russ described.

I guess relatedly, it looks like this acquisition is going to make Aon more economic sensitive, perhaps a little bit less insurance cycle sensitive. To what extent are we counting on the economy improving to achieve some of these targets both the near-term accretion that—as well as the long-term 20% target?

Well let’s—if you take a step back, I will just back to on the brokerage side as we talked before. When we think about overall where we are, as we said on the brokerage front, it has been impacted by the global economy quite extensively. But it is not about the pricing cycle. As we have said before, we have been able to grow the brokerage segment irrespective of pricing over the last five years that has gone down 5% to 10% real every year. We are going to continue to do that.

The brokerage piece from our view irrespective of the cycle we are going to—we are committed to going through. Obviously the impacts of the cycle plus the economy has a significant impact on brokerage overall. And we are going to keep working the fight through that as well.

We think the growth prospects are actually quite significant and remain very compelling from that standpoint. What I would say and I want Russ to comment on some of the impact of the economy and where we are and any concerns you would have about what if we have a double dip, etc., I would actually reflect on two things before Russ comments.

One is that look at both firms over the course of the last two years. Both firms in one of the most difficult economic environments that we have ever had over the last few years, have both firms have held up exceptionally well. So irrespective of what happens over the next two or three years, you can expect both firms to repeat performance in terms of fighting very hard against the headwinds of the global economy. We have both done it very well. It is one of the things that attracted us in addition to all the attributes I described before about Hewitt, they have just done an exceptionally good job of fighting through and we have done okay as well.

The other piece I would highlight is about 80% of the revenue we are talking about here is recurring revenue. So in terms of how it is worked and the retention of it is actually very, very good characteristics. Another reason why we feel so good about the economics. But, Russ, a thought on that?

Well, a few things. First, in terms of the 20% goal per se, remember that as we go into this acquisition now and as we join forces with Aon that you remember that our BPO business is just going through breakeven and is now what I would call low single-digit margins. And think of that as sort of a 4%, 5% margin at this point that we have said consistently on all of our calls and we have demonstrated a track record that that margin is going to get to the mid teens.

So even in addition to the synergies and obviously our corporate costs going away, blending together the IT infrastructure, using the Indian outsourcing to a greater capability, using supplier synergies and you’ve got to realize that in most of the major cities around the world now are going to have overlapping real estate locations. So I mean even factoring all of that in, that beyond the one-time synergy, which is going to be substantial, we were moving toward lift in our margin structure anyway. So I think that is important to consider.

And then if you look at combining that with the Aon side, obviously on the outsourcing side of their business, they have not had quite as much success as as we’ve had and we believe as we combine those businesses that that alone again will give margin lift to the Aon side of the equation.

So there is a lot of things there that are independent of the economy to make that clear meaning that these things are things that can be achieved regardless of what happens.

Now for those of you on the call that were Hewitt investors, I would ask you to remember that we just don’t make forecasts based on a big balance in the economy. We have always been conservative. If you look at our revenue guidance, every step of the way we have the one that has been out there saying, look, we are going to run our business as if the recession and all of those sort of things are there and it’s a reality. And even with that, we have been able to meet those headwinds and do a lot better than most in terms of the revenue picture.

So again to Greg’s point, to me if there is something of an economic turnaround, I view that as upside meaning we are not going to plan our business and begin making investments that are substantially ahead of the demand picture environment. We are going to recognize that.

And this is another example just listening to the discussion here, and then reflect on the conversations we have had with the Aon shareholders on our calls, think about what Russ just described in the 20% margin. Basically said, look, we are going to achieve the 20% margin irrespective of what happens in the overall economy. Obviously the economy can impact timing tremendously. If there is a big bounce, it makes a big, big difference.

that approach, add to it the synergies and the opportunities, that is a great opportunity.

Think about, by the way, though, the reason this should have a lot of credibility with you think about the conversation we’ve had around brokerage margin? We said we were going to achieve a 25% brokerage margin. We said we were going to do irrespective of the insurance cycle, the pricing cycle. And we said we would do it irrespective of the overall economy but the economy would have, what? A big impact on timing.

So if interest rates came back much more quickly, it would actually impact our brokerage margin significantly. If the economy bounced up, it would impact insured value which would impact our ability to achieve a 25% margin. But irrespective, if you assumed the economy stayed exactly where it is today, exactly where it is today, we would in fact achieve and have line of sight, a game plan, an action plan on how to achieve a 25% of brokerage margin.

We have exactly the same conversation and against a 20% margin on the consulting space. And what has been great about this is as we have engaged with Russ and all of his team, they think about it exactly the same way we do. So that is why we are quite comfortable today saying hey, we are going to be 25% in brokerage, we are going to be 20% in consulting and we are very comfortable on getting there. The question

Thank you very much.

Operator

Adam Klauber.

Thanks, good morning. Adam Klauber with Macquarie. Don’t mean to beat this to death but just a follow-up. So, do you think you can make the accretion goals if revenue is relatively flat in the consulting segment over the next two, three years?

Yes, Dan—yes, Adam, sorry. Because the accretion goals are based on achieving the synergies and as Russ described, improvements in the business that are regardless of the economic environment. So we have not—to reinforce, we have not assumed that the economy bounces back. We just don’t plan that way. And so regardless of what happens in the economic cycle, we believe we can make these accretion goals.

When we just think about it as we took a good detailed understanding of the baseline business on both sides, added the synergies , which are largely expense based and we get to an answer that Christa has

Okay, thanks. And one or two quick follow-ups. What is the likelihood of more sizable consulting deals in the future?

Well, what we would say is again if you step back the fundamental—the fundamental approach we take to capital allocation, as Christa has described many times, starts and stops with return on invested capital. It has got to work for our shareholders period. It is why we have done so much stock buyback over the course of the last few years and why that remains an incredibly, incredibly attractive investment for us. And will continue to be an incredibly attractive investment going forward. And in fact, will have more capacity when you think about it in the fullness of time around share buyback.

Having said that, we will look for opportunities to improve return on invested capital. Obviously when you think about where we are today and what we have just done with Aon Hewitt, we feel incredibly good about this platform in Aon Hewitt. It is as we described from the beginning, a tour de force.

One of the things that is interesting and I will tell you we have briefed our teams over the weekend and we have briefed our ARS teams, Steve McGill and Mike O’Connor briefed our risk team on Saturday and Dominic Christian and Mike Bunker and Michael O’Halleran and Grahame Chilton briefed our reinsurance team, and I will tell you they are incredibly excited about this. And they see this as an opportunity to invest into overall global Aon, the capacity and the cash to do that over time they see as quite exciting.

They recognize that things have to beat share buyback as they always do and always will have to do. But they see it as tremendous, tremendous opportunity to build globally Aon.

One of the things that was so gratifying about this is seeing how clearly and how quickly our colleagues in risk and reinsurance saw the opportunity first of all in the platform called consulting or in human capital and human capital solutions and saw it as so powerful and in outsourcing and saw that as so powerful.

And then saw, my gosh, the combination generates a level of cash and investment potential to invest in innovation and growth in ways that are really unprecedented at Aon. So it really is a set of opportunities across the board and I would say for the time being we feel very good about where we are on the human capital space.

Great. And just last quick question. By the end of 2012 or 2013, how much acquisition related debt do you expect to still have on the books?

So you can see, Adam, that we have the term debt being paid off completely by year three, 2013, so that $1 billion will be paid off completely by then. So we would remain with $1.5 billion in debt at that point.

Okay. Thank you very much.

Operator

This concludes today’s call. Mr. Case, do you have any final remarks?

I don’t. But I would say over—I would just say overall again that we appreciate everybody joining on this special call today. I just wanted to say again to Russ and all of our—all of our new associates from Hewitt, we are just thrilled to be working with you closely. We are looking forward to the future with you and what this means for global Aon both on the risk side, the reinsurance side and on the human capital side. And just again, appreciate all of our investors and associates joining the call today. Thanks very much.

Operator

Thank you for participating in today’s conference. You may disconnect at this time.